3 December 1999

Ref: 58/99

BHP SELLS STAKE IN WORLD MARINE & GENERAL INSURANCES

The Broken Hill Proprietary Company Limited (BHP) today agreed to sell its 70 per cent stake in general insurer World Marine & General Insurances Pty Ltd (WMG) to HIH Insurance, a major Australian-based insurance group.

BHP Services President Kirby Adams said the sale of BHP's interest in WMG resulted from the Company's ongoing restructure of its global asset portfolio to ensure it delivered maximum value to shareholders and BHP Services' commitment to focus on activities which were central to supporting BHP's key business objectives.

"The portfolio review process determined that the retail insurance business was not core to the Company's portfolio. However BHP Services will retain in-house expertise in insurance as a critical element in risk management."

Italian-based insurance company Assicurazioni Generali SpA (Generali) holds the remaining 30 per cent shareholding in WMG and is also selling its stake in the general insurer to HIH Insurance. WMG's current employees will transfer to continuing employment in the HIH Insurance group.

Mr Adams said the agreement between BHP, Generali and HIH Insurance will provide certainty for WMG's clients and ongoing employment for WMG employees in a larger, well-recognised insurance business.

Completion of the sale is subject to approval by the Australian Prudential Regulation Authority (APRA) and is expected to be completed by the end of December 1999.

Media Relations: Mandy Frostick, Manager Media Relations

BHP Group - Melbourne

Tel: +61 3 9609 4157

Maree Arnason, Manager External Affairs

BHP Services - Melbourne

Tel: +61 3 9609 2411

Investor Relations: Dr Robert Porter, Vice President Investor Relations

Tel: +61 3 9609 3540 - Melbourne

Pierre Hirsch

BHP Investor Relations - San Francisco

Tel: +1 415 774 2030

NB: Attached is background on World Marine and General Insurances and HIH Insurance.

BACKGROUND NOTES

WORLD MARINE AND GENERAL INSURANCES PTY LTD
  Formed in 1951 as a public company, operating in general insurance market as Vanguard Insurance Co Ltd.
  Assicurazioni Generali SpA have held a stake in the company since 1955, and became sole owner in 1988. Generali then sold 70% of shares to BHP in January 1989. The company was restructured and renamed World Marine and General Insurances Ltd in 1990, and became a proprietary company in 1994.
  WMG has operated profitably since 1991.
  BHP's stake is held through subsidiary BHP Marine and General.
  WMG is a general insurance operation, with its main focus on: motor (private vehicle and small commercial fleets); household (building and contents); marine (hull and cargo); and other small business cover.
  Key customers are BHP employees (about 25% of the total customer base), the Over 50s Friendly Society, and a range of brokers and agents.
  WMG's head office is in Melbourne, with branches in Sydney, Melbourne, Brisbane, Adelaide, Perth and Darwin.
  WMG has 35 employees, many of whom have been with the company since it joined the BHP group in 1989. All employees will be offered continuing employment as WMG's ownership transfers to the HIH Insurance group.

HIH INSURANCE
  HIH is one of Australia's largest general insurance groups with recognised brands including CIC Insurance and FAI Insurance. It has substantial strategic alliances with a network of financial institutions, brokers, direct marketing and e-commerce, and offers a diverse range of innovative insurance products and services to all areas of industry and to the wider community.
  Based in Australia, the HIH group also has operations in the United States, United Kingdom, Argentina, New Zealand, Malaysia, Guam, Thailand, Philippines, Hong Kong, China and South Korea.
  HIH Insurance is listed on the Australian Stock Exchange and has annual premium revenue of around A$3 billion and total assets near A$8 billion.